UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-51447

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
EXPEDIA RETIREMENT SAVINGS PLAN
B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Expedia, Inc.
3150 139th Avenue SE
Bellevue, WA 98005

Required Information
1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Expedia Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements under ERISA.
Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

2

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EXPEDIA RETIREMENT SAVINGS PLAN
Date: June 21, 2007	By:	/s/ Patricia L. Zuccotti
Patricia L. Zuccotti
Member of Benefit Plans Administrative Committee Expedia, Inc.

Expedia Retirement Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005
And for the Year Ended December 31, 2006

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm
We have audited the accompanying statements of net assets available for benefits of the Expedia Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Seattle, Washington
June 20, 2007

Expedia Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005

Assets
Investments, at fair value	$90,929,064	$66,762,985
Participant contribution receivable	185	264

Net assets available for benefits, at fair value	90,929,249	66,763,249

Adjustments from fair value to contract value for interest in a common/collective trust fund relating to fully benefit-responsive investment contracts	44,065	45,041

Net assets available for benefits	$90,973,314	$66,808,290

See accompanying notes.

Expedia Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2006
Additions:
Dividend and interest income	$5,195,414
Net realized and unrealized appreciation in fair value of plan investments	5,249,667
Participant contributions	15,606,297
Rollover contributions	3,698,136
Employer contributions	4,867,552
Transfer from IAC/InterActiveCorp Retirement Savings Plan	29,640

Total additions	34,646,706

Deductions:
Benefits paid to participants	10,456,702
Administrative expenses	24,980

Total deductions	10,481,682

Net increase	24,165,024

Net assets available for benefits at:
Beginning of year	66,808,290

End of year	$90,973,314

See accompanying notes.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan
The following description of the Expedia Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan was established on August 9, 2005 and is a defined contribution plan covering substantially all U.S. employees of Expedia, Inc. and its participating affiliates (the “Company”) who have reached the age of 18 (21 prior to January 1, 2006.) The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2006, new employees are automatically enrolled in the Plan upon satisfying its eligibility requirements and are deemed to enter into a pre-tax salary reduction agreement with the Company to contribute 3% of compensation (as defined in the Plan) and to make an election to invest in a default investment fund determined by the Plan’s administrative committee unless an employee affirmatively makes a separate pre-tax salary deferral election. The default investment fund is the Fidelity Freedom Fund.
Spin-Off From IAC/InterActiveCorp
On December 21, 2004, IAC/InterActiveCorp (“IAC”) announced its plan to separate into two independent public companies to allow each company to focus on its individual strategic objectives. We refer to this transaction as the “Spin-Off.” A new company, Expedia, Inc., was incorporated under Delaware law to hold substantially all of IAC’s travel and travel-related businesses. On August 9, 2005, the Spin-Off was completed. On August 15, 2005, IAC transferred the net assets of the Company’s participating employees from the InterActiveCorp Retirement Savings Plan (“IAC Plan”) to the Plan. The fair value of net assets transferred from the IAC Plan to the Plan related to these participants was $61,164,078 in 2005, with additional transfers of $29,640 in 2006.
Contributions
Participants can make pre-tax deferrals ranging from 1% to 16% and after-tax contributions ranging from 1% to 10% of their compensation (as defined in the Plan document) through payroll deductions. Participants can direct their contributions to any of the Plan’s investment fund options and may change their investment options at any time.
The Company makes matching contributions in an amount equal to 50% of the first 6% of pre-tax compensation deferred by participants in each payroll period, subject to regulatory limitations. The Company may also make discretionary contributions, which are determined by the Company’s Board of Directors. During the year ended December 31, 2006 no discretionary contributions were made to the Plan. Participants can direct Company contributions to any of the Plan’s investment fund options in the same manner as they direct their own contributions.
Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company contributions in their accounts plus actual earnings thereon after two years of credited service. Certain participants have different vesting periods for the Company contributions in their accounts.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and Plan earnings. Allocations are determined in accordance with the provisions of the Plan document. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Forfeitures
Forfeitures of terminated participants’ nonvested account balances are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and subsequently returned. The remaining amount, if any, is used to reduce the Company’s future contributions and to pay Plan expenses. Cumulative forfeited accounts were $328,712 and $97,708 at December 31, 2006 and 2005, respectively.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined in accordance with the terms of the Plan. Principal and interest are paid ratably through regular payroll deductions for actively employed participants. Upon termination of employment, any outstanding loans are due and payable within ninety days following the termination date.
Payment of Benefits
Upon participants’ retirement, death, disability or termination of employment, they may elect to withdraw their entire vested account balances in the form of a lump sum payment, provided that to the extent a participant’s account is invested in Expedia stock, the participant may elect to receive such portion of Expedia stock. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balances while still employed. In the event of hardship (as defined by the Plan) participants may withdraw some or all of the vested portion of their vested account balances, subject to the requirements of the Plan. Participants may withdraw some or all of their rollover or after-tax contributions at any time.
Administrative Expenses
Administrative expenses include fees to administer the Plan and the investment funds. Substantially all costs of administering the Plan, including professional and other expenses, are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of applicable law. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan or by a fund within a defined-contribution plan are required to be reported at fair value. However, contract value, which is equal to contributions plus earnings less withdrawals and expenses, is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through its participation in the Fidelity Managed Income Portfolio II (the MIP II), a common/collective trust fund. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the MIP II as well as the adjustment of the investment in the MIP II from fair value to contract value relating to the investment contracts held by the MIP II. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Reclassifications
As required by the FSP, certain prior year balances have been reclassified to conform to the current year presentation of certain investments at fair value and contract value in the statements of net assets available for benefits.
Benefit Payments
Benefit payments are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. The Plan’s interest in the MIP II is calculated by applying the Plan’s ownership percentage in the MIP II to the total fair value of the MIP II. The underlying assets owned by the MIP II consist primarily of readily marketable fixed income securities with quoted market prices. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded as of their trade-date. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
3. Investments
The Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as determined by quoted market prices for the year ended December 31, 2006 as follows:

Net Realized and
Unrealized
Appreciation in Fair
Value of Investments
Registered investment companies	$5,209,333
Expedia, Inc. common stock	40,334

$5,249,667

The following investments represent 5% or more of the fair value of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Fidelity Diversified International Fund	$12,022,245	$9,055,623
Fidelity Low-Priced Stock Fund	9,171,599	7,832,160
Fidelity Dividend Growth Fund	6,641,175	5,704,495
Fidelity ContraFund	8,522,087	5,609,656
Spartan U.S. Equity Index Fund	6,619,079	5,588,345
Fidelity Blue Chip Growth Fund	5,863,050	5,287,017
Fidelity Investment Grade Bond Fund	4,847,564	4,377,191
Fidelity Mid-Cap Stock Fund	5,284,041	3,489,236
Lord Abbett Mid-Cap Value Fund A	*	3,432,339

*	Lord Abbett Mid-Cap Value Fund A did not represent 5% or more of the fair value of the Plan’s net assets as of December 31, 2006.
4. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
5. Income Tax Status
In accordance with new determination letter program procedures set forth by the Internal Revenue Service (“IRS”), the Plan will be able to apply for a determination letter from the IRS stating that the Plan’s terms conform to the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) in 2008. The Plan administrator believes that the Plan has been designed to comply with the requirements of Section 401(a) of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with these requirements.

Expedia Retirement Savings Plan
Notes to Financial Statements
December 31, 2006
6. Reconciliation to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

2006
Net assets available for benefits per the financial statements	$90,929,249
Plus: Difference between fair value and contract value of the MIP II related to its investment in fully benefit-responsive investment contracts	44,065

Net assets available for benefits, per the Form 5500	$90,973,314

Supplemental Schedule

Expedia Retirement Savings Plan
EIN: 91-1996083 Plan: 002
Schedule H, Line 4i — Schedule of Assets (Held At End of Year)
December 31, 2006

		(c)
	(b)	Description of Investment Including,
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(e)
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Current Value

	Registered investment companies:
*	Fidelity Freedom 2000 Fund	14,129 shares	$176,052
*	Fidelity Freedom 2005 Fund	3,014 shares	34,997
*	Fidelity Freedom 2010 Fund	54,797 shares	801,134
*	Fidelity Freedom 2015 Fund	31,611 shares	385,652
*	Fidelity Freedom 2020 Fund	88,429 shares	1,373,305
*	Fidelity Freedom 2025 Fund	67,348 shares	860,030
*	Fidelity Freedom 2030 Fund	145,094 shares	2,325,853
*	Fidelity Freedom 2035 Fund	89,571 shares	1,181,442
*	Fidelity Freedom 2040 Fund	323,437 shares	3,066,178
*	Fidelity Freedom Income Fund	14,055 shares	162,197
*	Fidelity Blue Chip Growth Fund	132,319 shares	5,863,050
*	Fidelity ContraFund	130,707 shares	8,522,087
*	Fidelity Dividend Growth Fund	209,633 shares	6,641,175
*	Fidelity Diversified International Fund	325,345 shares	12,022,245
*	Fidelity Equity-Income Fund	46,450 shares	2,719,623
*	Fidelity Investment Grade Bond Fund	657,743 shares	4,847,564
*	Fidelity Low- Priced Stock Fund	210,648 shares	9,171,599
*	Fidelity Mid-Cap Stock Fund	181,333 shares	5,284,041
	Lord Abbett Mid-Cap Value Fund A	185,116 shares	4,146,602
	MSI Small Company Growth Portfolio	165,720 shares	2,093,046
*	Spartan U.S. Equity Index Fund	131,907 shares	6,619,079
	Royce Low-Priced Stock Fund	82,970 shares	1,396,385
	Dodge & Cox International Stock Fund	89,279 shares	3,897,910
	Goldman Sachs Small Cap Value Fund	20,238 shares	924,462
	VK Growth and Income Fund A	76 shares	1,676

	Total registered investment companies		84,517,384
	Common/collective trust:
*	Fidelity Managed Income Portfolio II	3,719,235 units	3,675,170
	Common stock:
*	Expedia, Inc. common stock	68,339 shares	1,433,759
	Participant-directed brokerage accounts:
*	Fidelity Brokerage Link (1)	Various mutual funds and common stocks	188,908
*	Participant loans	Interest rates ranging from 5% to
		10.5%, maturing through 2021	1,113,843

			$90,929,064

*	Indicates a party-in-interest to the Plan.

(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d), cost, is not applicable, as all investments are participant-directed.